Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GoSun Inc.
5151 Fischer Ave
Cincinnati, OH 45217
https://www.gosun.co

Up to $4,999,998.00 in Common Stock at $3.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: GoSun Inc.
Address: 5151 Fischer Ave , Cincinnati, OH 45217
State of Incorporation: DE
Date Incorporated: December 21, 2016

Terms:

Equity

Offering Minimum: $15,000.00 | 5,000 shares of Common Stock
Offering Maximum: $4,999,998.00 | 1,666,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $348.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus: 50% bonus shares for current Shareholders.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares.

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a GoSun Sport: package includes a portable solar oven, valued at $279.

Tier 2 Perk: Invest $2,500+ and receive 5% bonus shares + the GoSun Chill: package includes a 40-liter electric fridge with a 144-watt hour powerbank, valued at $699.

Tier 3 Perk: Invest $5,000+ and receive 10% bonus shares + the GoSun Solar Kitchen: The package includes a 40-liter electric fridge with a 144-watt hour powerbank, a GoSun Fusion hybrid solar oven, and a 60-watt Solar Table, valued at $1,499.

Tier 4 Perk: Invest $10,000+ and receive 15% bonus shares + 30-minute Zoom call with our founder + the GoSun Grid: package includes Fusion, Fusion Tilt Kit, Chillest, 120-watt Solar Table, Power 1100, Flow Pro, Brew, and Heated Blanket, valued at $3,599.

Tier 5 Perk: Invest $25,000+ and receive 20% bonus shares + personal visit from our founder + the GoSun Grid: package includes Fusion, Fusion Tilt Kit, Chillest, 120-watt Solar Table, Power 1100, Flow Pro, Brew, and Heated Blanket, valued at $3,599.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

GoSun Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for

the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

GoSun is a manufacturer of breakthrough portable solar products that provide everyday solutions without ice, fire or fuel. We provide practical, portable solar products for recreation, power, and for emergencies with solar: ovens, coolers, battery chargers, lights, water purifiers and sanitation, coffee brewing, solar charging for electric cars, campers, and off-grid cabins, and other applications. Our solar-powered products are also suited for the developing world and NGO's. Since our products produce no emissions, we are a solution to combat climate change.

GoSun Inc. (the "Company"), is a corporation organized on December 21, 2016, under the laws of Delaware. The Company manufactures solar devices and solar power products that are sold to customers through e-commerce, retail stores, and international distributors. Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized January 25, 2011, under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly-owned subsidiary.

Competitors and Industry

Very few products in today's recreation and emergency preparation marketplaces are clean or capable of running on renewable energy. Previous cleantech products were insufficient for our fast-paced lifestyle; they are too big, too slow and not user-friendly. For the portability and cost, GoSun's patented products have the very best performance. GoSun is one of the only solar appliance manufacturers to enter the mainstream marketplace (Ace Hardware, REI, Home Depot, etc.).

List of Competitors:

Coleman makes outdoor recreation gear primarily for camping. Products are built at high volumes with low margins, and they do not run off of solar energy.

Yeti makes quality, strong, food and beverage storage products for outdoor recreation. Leveraging influencer marketing has made them very popular, but their products lack solar and other energy-efficient technology.

Bio-lite Energy sells products that use wood as an energy source and has started to broaden its line of products to include solar charging products. They have done significant business in sub-Saharan Africa and India with improved cookstoves using solid fuels and solar electric solutions.

Goal Zero makes consumer solar energy products with retail appeal, but they do not focus on applications for cooking, refrigeration, water purification, or EV charging. They mainly build solutions for energy storage, power generation, and lighting.

Current Stage and Roadmap

Having sold over 150,000 products, GoSun has over 50 individual products currently in the marketplace. Our current products in production include: Solar Cooking, Solar Lighting, Solar Cooling, Water Purification and Sanitation, Coffee Brewing, and Solar Charging. GoSun encourages customers to build a complete off-grid kitchen that meets the needs of cooking, cooling, brewing, cleaning, purifying, and power.

Products are sold directly from our website (www.gosun.co), and through national dealers such as Amazon and REI in the USA. We also have distributors throughout the world and have shipped products to over 80 countries internationally.

GoSun's Tiny Home, Campers, and Boat lines have raised the AOV and have been major drivers of new customers to GoSun. The EV solar charger which is being launched this year is expected to bring new customers to GoSun and to also help

increase the AOV. EV owners are often environmentalists and or technologists, which tend to be an important part of GoSun's customer base.

The Team

Officers and Directors

Name: Patrick Sherwin

Patrick Sherwin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Secretary, CEO
  Dates of Service: December, 2016 - Present
  Responsibilities: Manage and Direct the Company. Salary $80K per year.

Name: Emily Zaebst

Emily Zaebst's current primary role is with The City of Cincinnati Health Dept. . Emily Zaebst currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2017 - Present
  Responsibilities: Board Member. No salary.

Other business experience in the past three years:

- Employer: The City of Cincinnati Health Dept.
  Title: Nurse Practitioner
  Dates of Service: August, 2016 - Present
  Responsibilities: Manage school-based, community health clinic

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a

company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $4,999,993.25 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Ifwe are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment,

and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of some of our products. Delays or cost overruns in the development of some of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, change in the cost of conventional fuels and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or

that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early-stage company and have limited revenue and operating history
GoSun Inc. was formed on 12/21/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GoSun Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, several copyrights, and several Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even ifwe believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, ifwe are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations

related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Currently, the USA is in a trade war with China.
Although the design and engineering work is done in Cincinnati, OH, USA, the majority of our manufacturing is done offshore, particularly in mainland China. Duties from 10-30% can affect the profitability of the Company. There is no assurance that these duties will be temporary or that they will not increase in the future. Shipping rates are increasing from China.

The Company is a business that has sustained net losses in the past.
There is no assurance that the Company will be profitable in the future. The Company will depend on raising additional cash through an offering such as this one to maintain its operations.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Patrick Sherwin	6,114,400	Common Stock	44.9%
Gary Starr	2,500,000	Common Stock	18.3%

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,666,666 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 12,286,758 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding includes 930,000 shares to be issued pursuant to stock options issued.

See the Company's First Amended and Restated Certificate of Incorporation, attached as Exhibit F to the Offering Memorandum, for further information on the material rights of these securities.

Series A Preferred Stock

The amount of security authorized is 2,000,000 with a total of 1,319,038 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

See the Company's First Amended and Restated Certificate of Incorporation, attached as Exhibit F to the Offering Memorandum, for further information on the material rights of these securities.

Liquidation preference, right to convert, dividend distribution pari passu with common holders.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,705,773.00
  Number of Securities Sold: 1,319,038
  Use of proceeds: Inventory, Marketing, Working Capital & R&D
  Date: April 11, 2023
  Offering exemption relied upon: Regulation CF

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 20,000
  Use of proceeds: Operations
  Date: June 01, 2022
  Offering exemption relied upon: 506(b)

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 10,000
  Use of proceeds: Operations
  Date: January 01, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,068,392.00
  Number of Securities Sold: 876,818
  Use of proceeds: R&D, Marketing, and Operations
  Date: June 23, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

GoSun Inc. (the "Company"), is a corporation organized on December 21, 2016, under the laws of Delaware. The Company designs and manufactures solar chargers, power generators, solar ovens, solar coolers, solar battery chargers, solar lights, campers, boats, EV chargers and other solar items that are sold to customers through its e-commerce website, other online stores and distributors.

Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized on January 25, 2011, under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly-owned subsidiary.

Over the past two years, the Company has decreased revenue 50% from $5,730,329 in 2022 to $2,818,617 in 2023. Our expenses increased slightly from $2,385,903 in 2022 to $2,450,723 in 2023. In trend summary, the Company was unable to move products at the same rate as in the past period, while overhead expenses did not decrease accordingly. It is generally thought by management that this sales downturn is a recoil from higher than normal sales growth during the COVID-19 pandemic era. Furthermore, this dip in revenue is from higher advertising costs and a lower average order value.

The Company focused significant resources on higher revenue products, such as an off-grid RV Camper and a new line of Solar Electric Boats. These large items have required an innovation of the Company's core business model that could position the Company for future higher revenue growth should market demand spark. These efforts showed decent revenue generation (over 10% of sales) and increased engagement, however, they did not help online store conversion and it is possible that they pulled consumer attention from best-selling items of the previous period.

Additional resources from previous fundraising were channeled into Product Development for future innovations, which has been a lifeblood of the Company's success. Research and development costs are expensed as incurred. The Company recorded $320,148 and $413,572 of research and development costs for the years ended December 31, 2023, and 2022, respectively. A major innovation, our solar charging system for electric vehicles, was launched in Q2 2024 and management believes it could grow revenues in future periods.

The Company also launched a number of new, smaller products that did not meet projected revenue goals. Several new products sold well, but since they were at a lower cost, these also lowered the average order value. Advertising spend increased slightly and the percentage of revenue attributed to advertising grew substantially, however, the return on ad dollars has gone down since the previous period.

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. The Company includes credit card merchant account fees as the cost of goods sold in the statement of operations.

Historical results and cash flows:

It is reasonable to project revenues similar to previous years detailed in financial statements. GoSun anticipates regular operations to ensue, with sales coming for a variety of channels. During each of the past two years, a portion of the year's revenues came from crowdfunded products. GoSun is currently launching a self-directed product crowdfunded effort on its own website.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

GoSun Inc. has approximately $611,000 in cash on hand as of April 30, 2024, plus an unused line of credit of $250,000. The current Reg CF fundraising on StartEngine.com is anticipated to increase cash on hand as capital is being raised, as well as new sales in 2024. This capital should allow the Company to operate for the next three years, even given an economic downturn. The Company has no long-term cash obligations and has a low fixed overhead.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds will support growth for funding our new products and general operations. The Company has cash on hand and a Line of Credit. The Company can downsize and tap into the Line of Credit if absolutely necessary.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As previously mentioned, capital is needed to fund growth and for future operations. The funds raised from a successful raise will increase the liquid cash available by 1000%

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We estimate being able to run the Company for one year if the minimum is raised. The Company has fixed operating costs and no long-term leases or debt. If only the minimum is raised, the Company can lower its overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate the Company for the next three years if we raise the maximum.

The Company provides products that offer more independence and resilience since they do not depend on outside fuel or power sources. Due to rising fuel costs and environmental concerns, the market is growing for these products. The Company cannot assure that this trend will continue, or if due to the current economic uncertainties, or political changes, customers will continue to purchase the Company's products.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

GoSun has a $250,000 Line of Credit, and generates cash from current operations and sales. As we grow, we plan to perform future capital raises, new product crowdfunding campaigns, and expand marketing of current product offerings.

Indebtedness

Related Party Transactions

- Name of Person: Patrick Sherwin and Emily Zaebst
  Relationship to Company: Founder and CEO, and Board member, respectively
  Nature / amount of interest in the transaction: Lease
  Material Terms: Patrick Sherwin, is the Founder and CEO of GoSun Inc. Emily Zaebst, is a board member of GoSun Inc. Together, Patrick and Emily own the building that GoSun leases for an office and R&D location. They rent it at a fair market value on a month to month basis at $900 / month.

Valuation

Pre-Money Valuation: $40,817,388.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The total number of shares outstanding on a fully diluted basis (13,605,796 shares) includes 13,239,453 shares issued and 930,000 shares issued pursuant to stock options issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  50.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Research & Development
  44.5%
  New EV Solar Charger product is off to a great start and will require further capital investment to deliver a superior, breakthrough product.

If we raise the over allotment amount of $4,999,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees

5.5%

- Inventory
  29.0%
  As the Company revenues increase, it is important to increase inventory on hand in order to meet these revenues

- Marketing
  29.0%
  The Company is increasing its marketing and advertising outreach to continue its revenue growth

- Working Capital
  20.0%
  As the Company is growing rapidly, additional working capital is needed to fund all areas of the company

- Research & Development
  16.5%
  New product development to meet the company's goals of releasing new products every year is a key component of the Company's success.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.gosun.co (https://www.gosun.co/pages/investment).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gosun

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GoSun Inc.

[See attached]

GOSUN INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

GOSUN INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
GoSun, Inc.

Opinion

We have audited the financial statements of GoSun, Inc. which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GoSun, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GoSun, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GoSun, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2023.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GoSun, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GoSun, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 3, 2024
Los Angeles, California

GOSUN INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash	$ 1,086,362	$ 1,555,801
Accounts receivable	-	3,643
Other receivables	15,505	112,958
Inventory	1,564,770	1,819,469
Prepaid expenses	20,272	34,244
Total current assets	2,686,909	3,526,115
Property and equipment, net	54,355	69,198
Intangible assets, net	38,266	37,259
Investments	300,000	250,000
Right of use asset	198,665	-
Deposits	7,504	7,504
Security deposit	1,500	-
Total assets	$ 3,287,198	$ 3,890,076
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 40,862	$ 127,687
Deferred revenue	208,448	95,735
Operating lease liability, current	90,628	-
Total current liabilities	339,938	223,422
Operating lease liability, net of current portion	106,583	-
Total liabilities	446,521	223,422
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 2,000,000 shares authorized, 1,297,273 and 1,169,832 shares issued and outstanding as of December 31, 2023 and 2022, respectively	130	117
Common stock, $0.0001 par value, 25,000,000 shares authorized, 12,000,358 and 12,020,358 shares issued as of December 31, 2023 and 2022, respectively	1,200	1,200
Additional paid in capital	5,691,065	5,152,663
Accumulated deficit	(2,851,718)	(1,487,327)
Total stockholders' equity	2,840,677	3,666,654
Total liabilities and stockholders' equity	$ 3,287,198	$ 3,890,076

The accompanying notes are an integral part of these financial statements.

GOSUN INC.

CONSOLIDATED INCOME STATEMENTS

	Year Ended December 31,	
	2023	2022
Revenues	$ 2,818,617	$ 5,730,329
Cost of sales	1,791,343	3,923,262
Gross profit	1,027,274	1,807,067
Operating expenses:		
General and administration	555,511	554,121
Sales and marketing	1,575,065	1,418,210
Research and development	320,148	413,572
Total operating expenses	2,450,723	2,385,903
Loss from operations	(1,423,448)	(578,836)
Other income (expense):		
Interest income	8,257	1,614
Other income	50,800	14,746
Total other income (expenses)	59,057	16,360
Net loss	$ (1,364,392)	$ (562,476)

The accompanying notes are an integral part of these financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF **STOCKHOLDERS'** EQUITY

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2021	958,903	$ 96	12,020,358	$ 1,202	$ 3,991,501	$ (924,851)	$ 3,067,948
StartEngine equity issuance	190,929	19	-	-	976,877	-	976,896
StartEngine equity issuance costs	-	-	-	-	(123,911)	-	(123,911)
Issuance of preferred stock for investments	20,000	2		-	99,998	-	100,000
Exercise of stock options	-	-	30,000	3	17,997	-	18,000
Repurchase of common shares	-	-	(50,000)	(5)	(24,995)	-	(25,000)
Stock-based compensation	-	-	-	-	215,196	-	215,196
Net loss	-	-	-	-	-	(562,476)	(562,476)
Balance at December 31, 2022	1,169,832	117	12,000,358	1,200	5,152,663	(1,487,327)	3,666,654
Issuance of preferred stock for investments	10,000	1	-	-	49,999	-	50,000
StartEngine equity issuance	115,325	12	-	-	547,742	-	547,753
StartEngine equity issuance costs	2,116	-	-	-	(163,654)	-	(163,654)
Stock-based compensation	-	-	-	-	104,314	-	104,314
Net loss	-	-	-	-	-	(1,364,392)	(1,364,392)
Balance at December 31, 2023	1,297,273	$ 130	12,000,358	$ 1,200	$ 5,691,065	$ (2,851,719)	$ 2,840,677

The accompanying notes are an integral part of these financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities:		
Net loss	$ (1,364,392)	$ (562,476)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	34,778	51,742
Stock-based compensation	104,314	215,196
Changes in operating assets and liabilities:		
Accounts receivable	3,643	35,395
Other receivables	97,453	(33,168)
Inventory	254,699	302,071
Prepaid expenses	13,972	(6,832)
Accounts payable and accrued liabilities	(86,823)	(6,819)
Lease liability, net	(1,453)	-
Deferred revenue	112,713	(663,568)
Net cash used in operating activities	(831,095)	(668,459)
Cash flows from investing activities:		
Purchase of property and equipment	(16,430)	(59,908)
Intangible assets	(4,512)	(2,398)
Security deposit	(1,500)	-
Investment	-	(50,000)
Net cash used in investing activities	(22,442)	(112,306)
Cash flows from financing activities:		
Proceeds from StartEngine raise, net of issuance costs	384,100	852,985
Repurchase of common shares	-	(25,000)
Exercise of stock options	-	18,000
Net cash provided by financing activities	384,100	845,985
Net increase (decrease) in cash	(469,438)	65,220
Cash at beginning of period	1,555,801	1,490,581
Cash at end of period	$ 1,086,362	$ 1,555,801
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Issuance of preferred stock for investments	$ 50,000	$ 100,000

The accompanying notes are an integral part of these financial statements

NOTE 1 –DESCRIPTION OF BUSINESS

GoSun Inc. ("the Company"), is a corporation organized on December 21, 2016, under the laws of Delaware. The Company designs and manufactures solar cookers, solar refrigerators, solar chargers, solar water purifiers, solar generators and other solar products that are sold to customers through its e-commerce platform and other distributors and retail stores.

Applied Sunshine LLC (the "Subsidiary Company"), is a limited company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company, In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's Common Stock, transferring ownership of the subsidiary Company to the Company as a wholly owned subsidiary.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed assets and accounts receivable. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash balances included $836,362 in excess of the FDIC insured limits. As of the date of these financial statements, management took steps to move excess capital into an insured brokerage account.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Account Receivables

Accounts receivables are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full. There was no provision for doubtful accounts as of December 31, 2023, or 2022.

Fixed Assets

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight-line method. The estimated useful lives are as follows:

	Estimated lives (in years)
Equipment	5
Furniture and fixture	5-7
Molding	3-5
Vehicle	5

Inventories

Inventories consist primarily of finished products, which consist primarily of solar cookers, solar coolers, solar chargers, solar water purifiers, and other solar products. Inventories are recorded at the lower cost or market, using the weighted average cost method. As of December 31, 2023, and 2022 the inventory was $1,564,770 and $1,819,469, respectively. As of December 31, 2023, and 2022, the Company determined there was no reserve for obsolescence necessary.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically seventeen years when a patent is successfully filed. During 2023 and 2022, the Company had $38,266 and $37,259 in intangible assets, net, pertaining to capitalized patent, copyright, and trademark related costs. Amortization expenses for the year ended December 31, 2023, and 2022 were $3,505 and $3,477, respectively. The Company evaluates the capitalized costs for impairment.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if it carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Investments

The Company accounts for investments which it has minority ownership under the cost method. The Company evaluates the investments annually for indicators of impairment. As of December 31, 2023, no impairment was recognized.

Revenue Recognition

The Company determines revenue recognition through the following steps:

1 - Identification of a contract with a customer
2 - Identification of the performance obligations in the contract
3 - Determination of the transaction price
4 - Allocation of the transaction price to the performance obligations in the contract
5 - Recognition of revenue when or as the performance obligations are satisfied.

In 2023 and 2022, GoSun Inc. pre-sold their products through its crowdfunding platforms, camp 365 and Boat orders Indiegogo and Kickstarter. Revenues from pre-sales are recognized when products ship. The Company's deferred revenues balances were $208,448 and $95,735 as of December 31, 2023 and 2022, which includes revenue from pre-sale campaigns and amounts received for products not yet shipped to customers.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2023, and 2022 were $503,119 and $414,974, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development

Research and development costs are expensed as incurred. The Company recorded $320,148 and $413,572 of research and development costs for the years ended December 31, 2023, and 2022, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carry forwards of approximately $1,868,539 as of December 31, 2023. The Company pays federal taxes at a rate of 21% and has used this effective rate to derive net deferred tax assets of $392,393 as of December 31, 2023, resulting from its net operating loss carryforwards and other book-to-tax differences.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carry forwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal, and City of Cincinnati income tax returns. There is no corporate income tax for the State of Ohio. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company has adopted ASC 842, "leases," effective from the beginning of the fiscal year ended December 31, 2023.

Under ASC 842, the Company recognizes right-of-use (ROU) assets and lease liabilities for substantially all operating leases for more than 12 months and finance leases.

Lease liabilities are measure at present value of lease payment which is to be paid over the period of lease using the incremental borrowing rate. ROU assets are initially measured at present value of lease payments adjusted for any payments before commencement of lease. ROU assets are amortized over the period of lease and recognized as expenses. Refer to Note 5.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I. Quoted prices for similar assets or liabilities in active markets
II. Quoted prices for identical or similar assets in markets that are not active.
III. Observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and
IV. Inputs derived principally from, or corroborated by, observable market data by correlation or by other means.

- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 input because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in financial statements is the initial measurement of cash and cash equivalents, accounts receivable, fixed assets and long-lived assets.

NOTE 4 — PROPERTY AND EQUIPMENT

	December 31, 2023	December 31, 2022
Equipment	32,462	16,464
Furniture and fixtures	10,864	10,433
Molding	211,013	211,013
Vehicle	17,319	17,319
Total property and equipment	271,658	255,228
Accumulated depreciation	(217,304)	(186,030)
	$ 54,355	$ 69,198

Depreciation expenses for the year ended December 31, 2023, and 2022 were $31,274 and $48,265, respectively.

NOTE 5 — INVESTMENTS

In September 2020, the Company entered into an equity purchase agreement with a third party for a purchase price of $100,000 in exchange for a 10% ownership interest. The Company paid $50,000 in cash consideration and issued 38,462 shares of Common Stock with a fair value of $50,000. The investment is accounted for under the cost method.

In June 2022, the Company entered into an equity purchase agreement with the same third party for a purchase price of $100,000 in exchange for an additional 10% ownership interest. The Company paid $50,000 in cash consideration and issued 10,000 shares of Preferred Stock with a fair value of $50,000. The investment is accounted for under the cost method.

In June 2022, the Company entered into an agreement with a third party to do a stock swap of $50,000. The Company issued 10,000 shares of Preferred Stock valued at $5.00 per share in exchange for their stock valued at $0.65 a share. The $50,000 consideration by the Company was accounted for as investment under the cost method.

In 2023, the Company issued 10,000 shares of Preferred Stock for an incremental ownership interest in an entity. The fair value of the issuance was $50,000, or $5.00 per share. The investment is accounted for under the cost method.

NOTE 6 — LEASES

Below are the details of the Company's operating lease liability:

	December 31, 2023
Lease liability	
Beginning balance	$ 291,998
Additions	-
Interest on lease obligation	11,383
Lease payments	(106,169)
Balance at end of period	$ 197,211

NOTE 6 — LEASES (CONTINUED)

Minimum Lease Payments		
2024	$	106,186
2025		108,841
Less: imputed interest		(17,815)
	$	197,211

NOTE 7 — STOCKHOLDERS' EQUITY

Capital Structure

As of December 31, 2023, the Company's amended and restated articles of incorporation authorized the Company to issue 25,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, at a $0.0001 par value.

The Preferred Stock is convertible into shares of Common Stock on a one-to-one basis. The Preferred Stock shall be automatically converted to Common Stock upon an initial public offering, upon written consent of the majority of the preferred holders or upon a change of control. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the preferred stockholders shall be entitled to a liquidation preference prior to common stockholders at liquidation preference of $1.00 per share.

In 2021, the Company initiated a crowdfunding raise of Preferred Stock. The Company issued 238,438 & 178,968 shares of Series A Preferred Stock in 2021 & 2022 respectively. Costs associated with the raise amounted to $123,911 and $116,602 in 2022 and 2021 respectively. In 2022, the Company issued 11,961 bonus shares to StartEngine.

In 2022, an option holder exercised options for 30,000 shares of Common Stock for proceeds of $18,000.

In 2022, the Company repurchased 50,000 shares of Common Stock for proceeds of $25,000.

In 2022, the Company issued an aggregate of 20,000 shares of Preferred Stock pursuant to investments for a total fair value of $100,000.

In 2023, the Company issued an aggregate of 10,000 shares of Preferred Stock pursuant to investments for a total fair value of $50,000.

In 2023, The Company issued an aggregate of 117,441 shares, including 2,116 in bonus shares, pursuant to its crowdfunding raise for net proceeds of $384,100.

On December 31, 2023, there were 12,000,538 shares of Common Stock issued, and 12,050,358 shares outstanding. On December 31, 2023, there were 1,297,273 shares of Preferred Stock issued and outstanding.

NOTE 8 - SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 2,500,000 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 500,000 as of December 31, 2022. The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

The Company has adopted the 2020 Equity Incentive Plan (the "2020 Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the 2020 Plan, the number of shares reserved for grant was 3,000,000 shares as of December 31, 2020. As of December 31, 2023, no awards have been granted under the 2020 Plan.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2023, is as follows:

For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the years ended December 31, 2023, and 2022 is as follows:

NOTE 8 - SHARE-BASED PAYMENTS (CONTINUED)

	Options	Exercise Price
Outstanding, December 31, 2020	2,380,000	$ 0.90
Granted	-	-
Exercised	(25,000)	$ 1.30
Forfeited	(350,000)	$ 0.72
Outstanding, December 31, 2021	2,005,000	$ 0.93
Granted	-	
Exercised	(30,000)	$ 0.60
Forfeited	(875,000)	$ 1.30
Outstanding, December 31, 2022	1,100,000	$ 0.64
Forfeited	(170,000)	$ 1.30
Outstanding, December 31, 2023	930,000	$ 1.30

NOTE 9 - SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 3, 2024, which is the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

NOTE 10 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $1,364,392, and an operating cash outflow of $831,095.These factors normally raise doubt about the Company's ability to continue as a going concern. However, the Company has $1,086,362 in cash as of December 31, 2023 and has been approved for another equity crowdfunding campaign in the second quarter of 2024.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

END OF REPORT

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF GOSUN

Leading the Solar Powered Future

Solar power for people who want to live more independent, healthy and resilient lives. GoSun has developed breakthrough solar technologies that perform better than today's outdoor gear, meet your essential needs, and produce no emissions. Now, GoSun customer...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


gosun

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OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

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$3.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$348	$40.82M

REASONS TO INVEST

- Addressing large, growing industries ripe for investment. In 2023, Outdoor Recreation Gear accounted for $184.5B. Solar, Electric Vehicle, and Climate Change investments are going viral.

- GoSun has a proven track record of growth, with over $23 million in sales revenue, over 155,000 products sold across 80 countries.

- With 3.3 million+ EV's in the US, & over 40M globally, the market is expected to continue growing, & as well as the need for charging these EV's. We believe the GoSun EV Solar Charger being developed can help satisfy this market.

TEAM



Patrick Sherwin • CEO, Director and Secretary

A seasoned inventor and designer of solar products, Patrick lived off-grid with solar on a island in the Bahamas for almost four years. As a veteran solar engineer, Patrick holds several patents and has extensive small business, project management, and sales ...

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Gary Starr • Business Development

Gary has sold over $100 million of environmental products both domestically and internationally. He is experienced in market entry, business growth,, international sales, branding and business growth financing and management. Gary has had several ...

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Emily Zaebst • Director

With GoSun from our early days, Emily has an uncanny ability to anticipate the needs of our business, thus keeping us on the right path. She looks after the team like a mother goose, always encouraging fledglings to fly.

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THE PITCH

Making Reliable Solar Power More Accessible



GoSun, a pioneering force in sustainable energy, is transforming the outdoor gear industry with its reliable solar products. With a track record of innovation and remarkable growth, GoSun is a lean team of change makers intent on impact and making better products. GoSun is now offering a product to revolutionize electric vehicle (EV) charging with solar power.

Climate Change is the biggest economic opportunity in human history.

According to a recent McKinsley report, growing demand for net-zero offerings could generate more than $12 trillion of annual sales by 2030.[1] By harnessing the power of the sun, GoSun is not only meeting the needs of outdoor enthusiasts but also contributing to a greener and more equitable future. As GoSun continues to innovate and expand its product line, we believe we are poised to play an even more significant role in shaping the future of sustainable energy and empowering communities worldwide.

THE PROBLEM & OUR SOLUTION

Our World Needs More Clean Energy


Natural Disasters

The world is confronted with pressing issues like climate change, corruption, and unsustainable consumerism. Among these challenges, the transportation sector stands out, contributing around 25% of global greenhouse gas emissions.[2] Despite the promise of electric vehicles (EVs) in reducing emissions, their widespread adoption is hindered by accessibility and affordability issues surrounding charging infrastructure. GoSun, recognizing this critical barrier, has developed a solar-powered EV charger that mounts to vehicles, offering a cost-effective and versatile solution to promote EV adoption and combat climate change.

Traditional energy sources, such as grid power and centralized utilities, present their own set of problems, including unreliability, inconvenience, and environmental harm. GoSun addresses these challenges by providing portable solar power solutions, enabling individuals to thrive off-grid without relying on fossil fuels or external power sources. Through innovative technologies and a commitment to sustainability, GoSun empowers individuals to embrace a cleaner, greener future while breaking free from the constraints of traditional energy systems.


Boat

THE MARKET & OUR TRACTION

Proof is in the Numbers


$141b
by 2030

Source: Fortune Business Insights

The global solar power market reached $170 billion in 2022 and is projected to grow at a compound annual growth rate of 14.9%, reaching $678.81 billion by 2032.[3] This growth is fueled by strong economics and rising environmental concerns. As the world shifts towards renewable energy, the solar industry is predicted to surge by 6,500% through 2050.[4]

GoSun, branching out from its recreational roots, is tapping into the electric vehicle charging market, expected to grow from $16 billion to $141 billion by 2030[5], as well as the emergency management sector, currently valued at $117.2 billion and growing due to climate change effects. The electric vehicle market is experiencing rapid expansion, with forecasts indicating 30 million unit sales in the US by 2030, driven by cost and tax incentives, declining battery costs, and increasing consumer demand for sustainable transportation options.


+$23m
overall revenue
+24%
growth rate
80+
countries
155k
units sold

Central to GoSun's success is its commitment to taking action, providing value and consumer-focused designs. By combining advanced solar technologies with practical and user-centric features, GoSun ensures that its products are accessible to a wide range of consumers. This approach has resulted in remarkable growth, with over $23 million in sales revenue, over 155,000 products sold across 80 countries. Additionally, we have over 15 patents and 15 trademarks.

GoSun's website is becoming one of the leading portals for information and products for off grid portable solar products. With a strong focus on e-commerce sales, GoSun has grown its online presence, social media and SEO.


+300k Email & SMS Subscribers
+200k Social Media Followers
+100k Website Hits Per Month

WHAT MAKES US DIFFERENT

There is Only One GoSun

GoSun is a pioneer in creating, engineering, and building consumer solar products. By focusing on meeting customer's essential needs, GoSun builds a more identifiable brand compared to other companies who are only providing solar power. When compared with existing product's lifetime cost of ownership, GoSun is far more eco-friendly and affordable. Like today's popular electric vehicles, GoSun's solar products are better than the incumbent without compromising convenience or performance.



Cooking: GoSun Solar Ovens utilize patented solar technology for fast, portable, and safe cooking in all weather conditions, combining solar and electric hybrid technology for day or night use.

Cooling: GoSun's ice-free solar-powered coolers keep food cold or frozen, powered at home, in vehicles, or with integrated lithium-ion batteries, offering dry and organized storage.

Water: GoSun Flow provides off-grid water purification and sanitation with USB-powered pump and solar power bank, offering months of fresh drinking water, kitchen sink, and shower functionality without hand pumping or chemicals.

Boats: GoSun's Elcat electric boat integrates solar power for superior efficiency and sustainability, prioritizing comfort for up to six passengers while reducing operational costs and environmental impact.

Campers: GoSun Camp365 is a lightweight camper with integrated solar technology, offering self-sufficiency with water purification, bathroom, modular kitchen, and ample storage for eco-conscious outdoor adventurers.

The Future of EV charging is here

Launching now, we're excited to announce our Solar EV Charger! EV owners can now drive on sunshine with a univeral rooftop solution that unfolds when the vehilce is parked to produce as much as 30 miles of range each day.

GoSun's EV Solar Charger in development is powered by a proprietary mix of flexible solar and electronic controls that effectively capture sunlight to charge your car. Designed to be versatile; enabling use at home, at work, or destination charging, while offering significant independence and cost savings compared to traditional grid-powered charging.



WHY INVEST

Leading the Solar Future

GoSun is quickly becoming the household name for portable, reliable solar products for recreation, emergency, and off-grid applications. Through community engagement GoSun is the center of a value hub that relies on customer feedback, technological opportunities and market trends. As a result, the new clean technologies, championed by GoSun, are affordable and capable of meeting our everyday needs.


Awards & Features
CES
INNOVATION AWARDS
2021
HONOREE
CES
CLIMATE CHANGE INNOVATOR AWARD
2019
INNOVATION NATION
WITH MO ROCCA
TOP CHEF
TREES FOR THE FUTURE
ClimatePartner
Carbon Neutral Certified

Beyond commercial success, GoSun is driven by its commitment to social impact. The company recognizes the transformative potential of solar energy in addressing global challenges. GoSun's products align with the United Nations Sustainable Development Goals, aiming to improve health, empower vulnerable communities, and mitigate climate change.

Driven by a vision of a world with equitable access to clean, affordable, and reliable energy sources, GoSun is committed to harnessing the transformative potential of solar power, now to redefine the transportation sector. By investing in GoSun, individuals can actively contribute to shaping a sustainable future and becoming a part of the solution.

Key investment highlights underscore the promising potential of GoSun's endeavor:

- **Robust Market Demand:** The rapidly expanding Global Solar and EV markets underscore the urgent need for cleaner, more accessible charging.
- **Proprietary Technology:** GoSun's unique solar technology offers a competitive edge in the market along with strong brand recognition.
- **Experienced Team:** GoSun's team comprises seasoned professionals passionate about creating innovative solar-powered solutions.
- **Proven Track Record:** GoSun boasts a remarkable history of growth and innovation with a proven process that continues to improve.



ABOUT

HEADQUARTERS
5151 Fischer Ave
Cincinnati, OH 45217

WEBSITE
View Site

Solar power for people who want to live more independent, healthy and resilient lives. GoSun has developed breakthrough solar technologies that perform better than today's outdoor gear, meet your essential needs, and produce no emissions. Now, GoSun customers can drive their vehicles on solar power.

TERMS

GoSun

Overview

PRICE PER SHARE
$3

VALUATION
$40.82M

DEADLINE
Jun. 24, 2024 at 9:56 PM UTC

FUNDING GOAL
$15k - $5M

Breakdown

MIN INVESTMENT

$348

MAX INVESTMENT

$4,999,998

MIN NUMBER OF SHARES OFFERED

5,000

MAX NUMBER OF SHARES OFFERED

1,666,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

OFFERING TYPE

Equity

ASSET TYPE

SHARES OFFERED

Common Stock

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus: 50% bonus shares for current Shareholders.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares.

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a GoSun Sport: package includes a portable solar oven, valued at $279.

Tier 2 Perk: Invest $2,500+ and receive 5% bonus shares + the GoSun Chill: package includes a 40-liter electric fridge with a 144-watt hour powerbank, valued at $699.

Tier 3 Perk: Invest $5,000+ and receive 10% bonus shares + the GoSun Solar Kitchen: The package includes a 40-liter electric fridge with a 144-watt hour powerbank, a GoSun Fusion hybrid solar oven, and a 60-watt Solar Table, valued at $1,499.

Tier 4 Perk: Invest $10,000+ and receive 15% bonus shares + 30-minute Zoom call with our founder + the GoSun Grid: package includes Fusion, Fusion Tilt Kit, Chillest, 120-watt Solar Table, Power 1100, Flow Pro, Brew, and Heated Blanket, valued at $3,599.

Tier 5 Perk: Invest $25,000+ and receive 20% bonus shares + personal visit from our founder + the GoSun Grid: package includes Fusion, Fusion Tilt Kit, Chillest, 120-watt Solar Table, Power 1100, Flow Pro, Brew, and Heated Blanket, valued at $3,599.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

GoSun Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

GoSun StartEngine Video Script

I'm always thinking about the future, what's next for humanity? Do we have what it takes to survive on this rapidly changing planet? What solutions are going to help us get out of this mess of a planet? It's time to be wiser with the technology that's at our fingertips. At GoSun, we're not just dreaming about the future, we're building it. I believe in a brighter future, a solar-powered future. Welcome to the world where innovation meets boundless optimism. At the heart of GoSun is a culture of pulsating creativity and exploration. We're finding ways to do things better. We've made over $20 million in sales and grown it over 20% a year. Since there are so many problems to solve, this is just the tip of the iceberg. And this iceberg is not melting. We are disruptive and different, yet everything we're doing is simple. These are common-sense innovations that, when brought together, create an amazing impact. GoSun's innovation machine has disrupted big markets. Outdoor cooking, RV, marine. Now we're tackling the automotive industry. Join us as we continue to push the boundaries of what's possible with clean energy. And let's build a brighter future together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF AMENDMENT
TO
FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
FOR
GOSUN INC.,
a Delaware corporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:18 PM 05/04/2022
FILED 08:18 PM 05/04/2022
SR 20221789816 - File Number 6257449

The undersigned, Patrick Sherwin, hereby certifies as follows:

1. He is the Chief Executive Officer of GoSun Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article IV of the First Amended and Restated Certificate of Incorporation is hereby deleted and replaced with the following:

> "This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 27,000,000 shares. The total number of shares of common stock authorized to be issued is 25,000,000, par value $0.0001 per share (the "**Common Stock**"). The total number of shares of preferred stock authorized to be issued is 2,000,000, par value $0.0001 per share, all of which are designated "**Series A Preferred Stock**."

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, GoSun Inc, has caused this certificate to be signed by Patrick Sherwin, its Chief Executive Officer, this 2nd day of May, 2022.

By: 5/2/22
Patrick Sherwin, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:54 PM 03/17/2021
FILED 01:54 PM 03/17/2021
SR 20210941736 - File Number 6257449

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GOSUN INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

GoSun Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

A. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 21, 2016, and amended on May 8, 2017. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is GoSun Inc. (the "**Corporation**").

Article II

The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad St., Suite 206, City of Middletown, County of New Castle, 19709, and the name of its registered agent at such address is Legalinc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 26,000,000 shares. The total number of shares of common stock authorized to be issued is 25,000,000, par value $0.0001 per share (the "**Common Stock**"). The total number of

shares of preferred stock authorized to be issued is 1,000,000, par value $0.0001 per share, all of which are designated "**Series A Preferred Stock**."

The relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes of the shares of capital stock or the holders thereof are as follows:

1. Definitions. For purposes of this ARTICLE IV, the following definitions shall apply:

(a) "**Change of Control**" shall mean (i) the consummation of a merger or consolidation of the Corporation with or into another entity or any other corporate reorganization, if persons who were not members of the Corporation immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporation of such continuing or surviving entity; or (ii) the sale, transfer, or other disposition of all or substantially all of the Corporation's assets. A transaction shall not constitute a Change of Control if its sole purpose is to change the state of the Corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately before such transaction.

(b) "**Conversion Price**" shall mean $5.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(c)-(e)).

(c) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock, or other securities of the Corporation) or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property other than (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any shareholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the Board of Directors.

(d) "**Original Issue Price**" shall mean $5.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as

otherwise set forth herein, including, but not limited to, the adjustments set forth in Sections 3(e)-(e)).

(e) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(f) "**Series A Liquidation Preference**" shall mean $1.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(c)-(e)).

2. Liquidation Rights.

(a) Series A Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A Liquidation Preference. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Series A Preferred Stock of the full amounts specified in Section 2(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of Common Stock and the Series A Preferred Stock, as one class, as if the Series A Preferred Stock had been converted to Common Stock on the record date for the distribution.

(c) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors.

3. Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into a number of fully-paid, non-assessable shares of Common Stock as determined by dividing the Original Issue Price by the then effective Conversion Price for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Common Stock, (ii) upon the receipt by the Corporation of a written consent for such conversion from the holders of a majority of the Series A Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests, or (iii) upon a Change of Control (each of the events referred to in (i), (ii) and (iii), are referred to herein as an "**Automatic Conversion Event**").

(b) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series A Preferred Stock held by each holder of Series A Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash.

Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a Liquidation, the conversion may, at the option of any holder tendering Series A Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(c) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification

or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(d) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Series A Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series A Preferred Stock, the Original Issue Price and Liquidation Preference in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series A Preferred Stock, the Original Issue Price and Liquidation Preference in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 2 above, if the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, the Series A Preferred Stock shall thereafter be convertible into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of Series A Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(f) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4. Voting.

(a) Preferred Stock. Except as otherwise mandated by law, the holders of Series A Preferred Stock shall have no voting rights.

(b) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

5. Dividend Rights. Any Distributions shall be payable to the holders of Common Stock and the Series A Preferred Stock, as one class, as if the Series A Preferred Stock had been converted to Common Stock on the record date for the distribution.

Article V

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article V shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article V becomes effective.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VI

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and

to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VII

The duration of the Corporation shall be perpetual.

Article VIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of March 15, 2021.

____
Patrick Sherwin, Chief Executive Officer